Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Phone: 01753 837000
Fax: 01753 850872
www.morgancrucible.com

3rd July 2006


06015031

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,





David Coker
Company Secretary

Enclosure



Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Declaration
Released	11:37 30-Jun-06
Number	4565F

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:4565F
Morgan Crucible Co PLC
30 June 2006

30 June 2006

Further to the trading update released on 28th June, there are no further details required to be disclosed in relation to Mr Kevin Dangerfield's appointment as a director of the Company in respect of paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

Enquiries:

The Morgan Crucible Company plc 01753 837000
Victoria Gould

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close